Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Atlantic Power Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Atlantic Power Corporation of our report dated March 18, 2011, with respect to the consolidated balance sheet of Atlantic Power Corporation and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended, and the related financial statement schedule “Schedule II Valuation and Qualifying Accounts,” which report appears in the December 31, 2010 annual report on Form 10-K of Atlantic Power Corporation.

/s/ KPMG LLP

New York, New York

March 18, 2011